17004898 :SSION

SEC Mail Processing Section FEB 28 2017 Washington DC 415

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-39511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DDNY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spencer Edwards, Inc. — OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6851 South Holly Circle, Suite 200
(No. and Street)

Centennial	CO	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Flemming (303) 740-8448
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA PC

5400 West Cedar Avenue	Lakewood	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna Flemming swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Edwards, Inc. , as of December 31 , 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Notary Public

ELIZABETH ELLEN BOLOCOFSKY
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20144022890
MY COMMISSION EXPIRES JUNE 9, 2018

This report ** contains (check all applicable boxes):

☒(a) Facing Page.

X (b) Statement of Financial Condition.

X(c) Statement of Income (Loss).

X(d) Statement of Changes in Financial Condition.

X(e) Statement of Changes in Stockholders Equity of Partners or Sole Proprietors Capital.

☐(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

X(g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).

☐(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

X(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

X(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X(1) An Oath or Affirmation.

☐(m) A copy of the SIPC Supplemental Report.

☐(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X(o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3*

SPENCER EDWARDS, INC.

TABLE OF CONTENTS

BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Spencer Edwards, Inc.

We have audited the accompanying statement of financial condition of Spencer Edwards, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spencer Edwards, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

B F Borgers CPA PC

Lakewood, Colorado
February 23, 2017

\SPENCER EDWARDS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash and Cash Equivalents:	$	9,415
Due from Clearing Broker		40,319
Securities owned, at fair value (Note 5)		
Deposits with Clearing Brokers		125,000
Commissions Receivable		268,562
Furniture and Equipment at cost, net of accumulated depreciation of $175,420		7,164
Other Assets		38,659
Total Assets	$	489,119
LIABILITIES AND SHAREHOLDERS EQUITY		
LIABILITIES		
Due to Clearing Broker		8,705
Commissions, salaries and payroll taxes payable		174,812
Accrued Expenses		21,086
Deferred Revenue		5,986
Unsecured Debt Liabilities		35,240
Total Liabilities	$	245,829
COMMITMENTS AND CONTINGENCIES (Notes 4 and 6)		
STOCKHOLDERS EQUITY (NOTE 2)		
Common Stock:		100
Retained Earnings:		4,263
Paid in Capital:		338,384
Net Income (current period):		(99,457)
Total Stockholders Equity:	$	243,290
Total Liabilities and Stockholders Equity	$	489,119

The accompanying notes are an integral part of this statement.

SPENCER EDWARDS, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2016

REVENUE		
Commissions	$	3,615,351
Investment Banking Fees		
Trading Profit, net		(201)
Other Income		39,577
Total Revenue	$	3,654,727
EXPENSES		
Commissions	$	1,852,611
Salaries and Employee Benefits		326,310
Clearing, quotation and regulatory		833,234
Occupancy and communications		101,983
General and administrative		139,002
Professional fees		501,044
Total Expenses	$	3,754,184
INCOME BEFORE TAX		(99,457)
INCOME TAXES		-
NET INCOME	$	(99,457)

The accompanying notes are an integral part of this statement.

SPENCER EDWARDS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
DECEMBER 31, 2016

	Common Stock		Additional Paid-In Capital	Deficit	Total
	Shares	Amount			
BALANCES, December 31, 2015	10,000	$ 100	$ 492,751	$ (136,233)	$ 356,618
Distribution	-	-	(13,871)	-	(13,871)
Net Profit	-	-	-	(99,457)	(99,457)
BALANCES, December 31, 2016	10,000	$ 100	$ 478,880	$ (235,690)	$ 243,290

The accompanying notes are an integral part of this statement.

SPENCER EDWARDS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2016

CASH FLOWS USED IN OPERATING ACTIVITIES:		
Net Income	$	(99,457)
Adjustments to reconcile net loss to net cash flows used in operating activities:		
Depreciation		4,732
Increase in due from clearing broker		-
Decrease in securities owned, at fair value		638
Increase in commissions receivable		(76,229)
Decrease in other assets		1,917
Decrease in due to clearing broker		(437)
Increase in commissions, salaries and payroll taxes payable		100,382
Decrease in accounts payable and accrued expenses		(3,534)
Increase in Deferred Revenue		3,660
Increase in unsecured debt liabilities		35,163
Net cash flows provided by operating activities	$	66,292
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of furniture and equipment		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Parent		(13,870)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(46,786)
CASH AND CASH EQUIVALENTS, at beginning of year		56,201
CASH AND CASH EQUIVALENTS, at end of year	$	9,415

The accompanying notes are an integral part of this statement.

SPENCER EDWARDS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Spencer Edwards, Inc. (the "Company") is a Colorado corporation and a wholly owned subsidiary of Primarc Holding Corp. ("Primarc"). As of June 2012, Primarc was sold to WesCap, Inc. (the "Parent"). The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in the general retail securities business and deals primarily in equity securities (in which it may act as a market maker) which it buys and sells on behalf of its customers on a fully disclosed basis earning commissions, and also for its own account in its proprietary trading activities. It is also engaged in the investment banking business in which it may engage in underwriting and other corporate financing activities earning commissions and fees.

Clearing Agreements

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreement with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment is stated at cost. The Company provides for depreciation on these assets on the straight-line basis over the estimated lives of five to seven years. Substantial leasehold improvements are capitalized and amortized over the term of the related lease.

Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a trade date basis. In connection with the Company's investment banking activities, underwriting deposits and expense advances received by the Company, along with any related expenses, amounts are deferred and recognized when its services are completed. Other income is recognized when earned.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(concluded)*

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes

The Company files a consolidated tax return with its parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 - Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2011. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets.

However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2016.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2016, the Company had net capital and net capital requirements of $196,456 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.25 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - INCOME TAXES

The Company has a net operating loss carry-forward of approximately $311,000 available to offset future taxable income which expires through 2028. The net operating loss carry-forward may produce future income tax benefits of approximately $123,250, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance has been established for the entire amount. The amount of net operating loss available each year is limited due to a change in ownership.

Deferred income tax liabilities or assets arise from the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has immaterial temporary differences.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2016 are as follows:

Deferred tax liabilities:	
Deferred tax asset:	
Net operating loss carry-	$123,250
forward Valuation allowance	(123,250)

There was no change in the valuation allowance for the year ended December 31, 2016.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases its office space and facilities from Primarc on a month-to-month basis. Total rental expense of $94,125 was charged to operations during the year ended December 31, 2016.

During the year ending December 31, 2016 the Company distributed $13,870 back to its parent, Primarc. This resulted in a reduction of paid-in-capital of $13,870 during the year.

NOTE 5 - FAIR VALUE MEASURMENTS

All of the Company's assets were measured at fair value as Of December 31, 2016 and all were at a Level 1 value.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS' AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture. The Company also maintains its cash balance in a financial institution, which at times may exceed federally insured limits. As of December 31, 2016, the Company held no cash in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

The Company's financial instruments, including cash and cash equivalents, due from clearing broker, deposits with clearing brokers, commission's receivable, other assets, due to clearing broker, commissions, salaries and payroll taxes payable, accrued expenses, deferred revenue and unsecured debt liabilities are carried at amounts which approximate fair value. Securities owned are valued as described in Note 1.

NOTE 7 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, Spencer Edwards, Inc. may from time to time be party as a defendant in a customer arbitration. As of the date of the Audit Report, Spencer Edwards, Inc. does not have any pending litigation. However, it has been the recipient of some regulatory inquiries as described below:

A hearing was held before the FINRA Department of Enforcement during the first two weeks of October, 2016.

SPENCER EDWARDS, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 8 – COMMITMENTS AND CONTINGENCIES
(concluded)

FINRA has alleged that Spencer Edwards, Inc. liquidated approximately 4 billion shares of six low priced (penny) stocks in seven customer accounts at the firm, that the shares were not registered with the SEC, nor were the transactions exempt from registration under the Securities and Exchange Act of 1934. The alleged violations occurred during periods under prior ownership of Spencer Edwards, Inc. The registered representatives involved as well as the previous owner of the firm have all settled with FINRA on the matter.

The Firm has denied the allegations except with respect to certain claims regarding books and records. The Department of Enforcement has requested that the Hearing Panel find that the Firm committed the violations alleged and impose a fine of $625,000. An initial decision has not yet been issued. Our attorney has determined that currently we do not have sufficient information on which to form a reasonable professional judgment as to whether an adverse result that would be material to the Company is either probable or remote. As a result, we have not accrued anything in regards to this matter on the financials since the result is not reasonably determinable.

The previously reported dispute with Colorado Division of Insurance has been resolved. Ms. Flemming has surrendered her insurance producer license effective December 17, 2015 with the provision that she will not apply for a new insurance producer license for two years from the date of the surrender.

On February 8, 2017, representatives of FINRA's Department of Enforcement advised the Firm that FINRA's staff was considering recommending an enforcement action alleging the Firm violated FINRA Rules 2111(a), 2210(d(1), 3010(a) and (b), 2010 and Exchange Act Rules 15c-2-4(a)m 15c3-1 and 15c3-3. It is unknown at this time whether the assertion of such a claim is either probable or remote.

As a result of the 2015 Cycle Examination of Spencer Edwards, Inc., on August 31, 2016, FINRA advised the Firm that they will be referring certain issues regarding the Firm's compliance with Section 5 of the Securities Act of 1933 to FINRA's Enforcement Department for review and disposition. No further information has been received by the Firm regarding this matter.

SUPPLEMENTARY INFORMATION

SPENCER EDWARDS, INC

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15C3-1
DECEMBER 31, 2016

Credit:		
Shareholders Equity;	$	243,290
Debits:		
Non-allowable assets:		
Furniture and Equipment, net		7,164
Other assets		38,659
Total debits		45,823
Net Capital before haircuts on securities positions and money market funds		197,467
Haircuts on securities positions and money market funds.		1,011
NET CAPITAL:		196,456
Minimum requirements of 6-2/3%of aggregate indebtedness of $110,596, market maker requirement of $25,000 or $100,000 whichever is greater	$	100,000
EXCESS NET CAPITAL	$	96,456
AGGREGATE INDEBTEDNESS:		
Due to clearing broker	$	8,706
Commissions, salaries and payroll taxes payable		174,812
Accrued expenses		21,086
Deferred revenue		5,986
Unsecured debt liabilities		35,240
TOTAL AGGREGATE INDEBTEDNESS	$	245,830
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.251323 To 1

Independent Auditor's Report on Internal Control

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of
Spencer Edwards, Inc.

We have reviewed management's statements, included in the accompanying management assertion statement, in which (1) Spencer Edwards, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Lakewood, Colorado
February 23, 2017

Exemption Report

To Whom It May Concern,

To the best knowledge and belief of Spencer Edwards, Inc. (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(ii) for the fiscal year ended December 31, 2016. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

BF Borgers CPA PC
Certified Public Accountants

5400 W Cedar Ave
Lakewood, CO 80226
Telephone: 303.953.1454
Fax: 303.945.7991

February 23, 2017

To the Board of Directors of Spencer Edwards, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the Year Ended December 31, 2016, which were agreed to by Spencer Edwards, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Spencer Edwards, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Spencer Edwards, Inc.'s management is responsible for the Spencer Edwards, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [if applicable].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

B F Borgers CPA PC

BF Borgers CPA PC
Lakewood, CO

SPENCER EDWARDS, INC.

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2016

General assessment per Form SIPC-7, including interest	$	7,555
Less payment made with Form SIPC-6		(3,423)
Amount paid with Form SIPC-7	**$**	**4,132**